

July 2, 2013

Via E-mail
Dennis J. Block
Greenberg Traurig, LLP
MetLife Building
200 Park Avenue
New York, NY 10166

Andrew Lanham
Assistant General Counsel
Icahn Capital L.P.
767 Fifth Avenue, 47th Floor
New York, New York 10153

> **Re:** **Dell Inc.**
> **Additional Soliciting Materials filed on Schedule 14A**
> **Filed June 27, 2013 by Southeastern Asset Management Inc., et al.**
> **File No. 000-17017**
>
> **Dell Inc.**
> **Additional Soliciting Materials filed on Schedule 14A**
> **Filed July 2, 2013 by Icahn Capital LP, et al.**
> **File No. 000-17017**

Gentlemen:

We have reviewed the above-captioned filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by submitting corrective filings or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe any corrective disclosure is appropriate, please tell us why in your response.

After reviewing any filings responsive to our comments and any information you provide in reply to these comments, we may have additional comments.

Dennis J. Block
Greenberg Traurig, LLP
Andrew Langham
Icahn Capital L.P.
July 2, 2013
Page 2

Statements Concerning Termination Fees

1.   We noticed that the Investor Presentation at pages 2, 25, and 28 indicates that in the event the merger is not completed, Dell is liable for a termination fee "up to $450 million." The Open Letter to Dell Stockholders and Dell Special Committee, dated July 2, 2013, under the section titled Message to the Dell Special Committee, further professes a desire to "save stockholders $270 million in additional [termination] fees," thereby implying that a termination fee of $450 million would have otherwise been applicable. Advise us why the $450 million figure is a relevant consideration in the context of the solicitation in opposition given that it appears such termination fee would not be payable in the event the Icahn and SAM entities introduced a Superior Proposal. For example, we note the Dell merger agreement explicitly limits the termination fee to $180 million for transactions involving any entity the Dell Special Committee determines to be an Excluded Party. An omission of this fact potentially creates a perception that a Dell transaction with the participants might result in an imposition of the higher $450 million termination fee and possibly be viewed as cost-prohibitive. Refer to Rule 14a-9(a) and Dell's submission dated March 25, 2013.

Statements interpreting Dell Merger Agreement

2.   We noticed that the Investor Presentation at page 28 indicates that it would be "almost impossible" or "virtually impossible" for a competing proposal to be deemed a Superior Proposal by Dell's Special Committee "even if such a [proposal] would be an economically superior alternative to the Michael Dell/Silver Lake deal for ALL stockholders." These statements make charges of illegal, improper or immoral conduct with regards to the Dell Special Committee and imply that they may be in breach of their fiduciary duties. Please provide us with the factual foundation presumably relied upon in support of these statements. Please note that characterizing a statement as an opinion or belief does not eliminate the need to rely upon a reasonable factual foundation for the statement. Refer to Note b to Rule 14a-9.

3.   Advise us, with a view toward revised disclosure, the legal grounds upon which the issuer tender offer proposal that has been introduced by the participants should be considered accurately characterized as "your" proposal that realistically has an opportunity of qualifying as a Superior Proposal given that the issuer Dell, and not the participants, would be the party presenting the tender offer to Dell shareholders.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosures made in their filings, they are responsible for the accuracy and adequacy of the disclosures they have made. Please be aware that:

Dennis J. Block
Greenberg Traurig, LLP
Andrew Langham
Icahn Capital L.P.
July 2, 2013
Page 3

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Jan Woo, Attorney-Advisor, at (202) 551-3453 with any questions. If you require further assistance, you may contact me at (202) 551-3266.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions